Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
ORBIMAGE Holdings Inc.
Dulles, VA
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated March 31, 2006, relating to the consolidated financial statements and schedules and the effectiveness of internal control over financial reporting of ORBIMAGE Holdings Inc. appearing in the Company’s Annual Report on Form 10-K (as amended on Form 10-K/A on May 1, 2006) for the year ended December 31, 2005. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005.
We also consent to the reference to us under the caption “Experts” in the Prospectus.
/s/  BDO Seidman, LLP
Bethesda, MD
July 31, 2006